UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2014

Commission File Number: 001-13138

Pointer Telocation Ltd.

(Translation of registrant's name into English)

14 Hamelacha Street, Rosh Ha'ayin, Israel 48091

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Pointer Telocation Ltd.

On September 9, 2014, Pointer Telocation Ltd. issued a press release announcing that it has acquired a 100% interest in Global Telematics S.A. Proprietary Limited (Global Telematics), a provider of commercial fleet management and vehicle tracking solutions in South Africa.

A copy of this press release is annexed hereto as Exhibit 1 and is incorporated herein by reference.

This Form 6-K is being incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Exhibit

Exhibit 1

On September 9, 2014, Pointer Telocation Ltd. issued a press release announcing that it has acquired a 100% interest in Global Telematics S.A. Proprietary Limited (Global Telematics), a provider of commercial fleet management and vehicle tracking solutions in South Africa.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 9, 2014	POINTER TELOCATION LTD.

	By:	/s/ Yossi Ben Shalom
Yossi Ben Shalom
Chairman of the Board of Directors